UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

(free English translation)

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/ME) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Board of Directors Meeting held on November 16, 2021

DATE, TIME AND PLACE: On November 16, 2021, at 10 a.m., by audioconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) has met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call notice was dismissed due to the attendance of the Directors fully representing the Company’s Board of Directors.

MEETING BOARD: Álvaro Antônio Cardoso de Souza, Chairman. Daniel Pareto, Secretary.

AGENDA: To resolve on (i) the acknowledgment of the resignation of Mr. Álvaro Antônio Cardoso de Souza to the roles of Chairman of the Board of Directors, Coordinator to the Nomination and Governance Committee and member of the Remuneration Committee and Risk and Compliance Committee, with effect from January 1st ,2022; and (ii) the approval of the Administration Proposal to call an Extraordinary General Meeting to be held on December 17th, 2021 at 3 p.m. (“Administration Proposal”).

RESOLUTIONS: Made the necessary clarifications, the members of the Board of Directors unanimously APPROVED:

(i) on this date to know the resignation request of Mr. Álvaro Antônio Cardoso de Souza, Portuguese, married, economist, bearer of the identification card RNE nº W401505-E, enrolled at the taxpayer registry CPF/ME under the nº 249.630.118-91, to the roles of Chairman of the Board of Directors, Coordinator to the Nomination and Governance Committee and member of the Remuneration Committee and Risk and Compliance Committee, with effect from January 1st ,2022; e

(ii) the Administration Proposal to call an Extraordinary General Meeting, to be held on December 17th, 2021 at 3 p.m. to resolve on the following matters: (a) To FIX the number of members that will compose the Board of Directors in the current term of office until the Ordinary Shareholders Meeting of 2023; (b) To ELECT Messrs. Mario Roberto Opice Leão; Angel Santodomingo Martell; and Alberto Monteiro de Queiroz Netto as new members to compose the Company's Board of Directors; (c) to APPOINT Mr. Sérgio Agapito Lires Rial, current Vice-Chairman of the Board of Directors, to the position of Chairman of the Company's Board of Directors, with effect from January 1st, 2022; and (d) to ELECT Mr. José Roberto Machado Filho; and Mrs. Cassia Maria Matsuno Chibante as new members to compose the Fiscal Council of the Company.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Álvaro Antônio Cardoso de Souza, Chairman. Daniel Pareto, Secretary. Signatures: Mr. Álvaro Antônio Cardoso de Souza – Chairman; Mr. Sergio Agapito Lires Rial

(free English translation)

– Vice Chairman; Deborah Stern Vieitas, Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Antonio Garcia Cantera, Marília Artimonte Rocca and Pedro Augusto de Melo – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 16, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer